SAExploration Holdings, Inc.

3333 8th Street SE, 3rd Floor

Calgary, Alberta T2G 3A4

August 27, 2013

Via EDGAR AND FedEx

Securities and Exchange Commission

100 F. St, N.E.

Washington, D.C. 20549

Attn:	Mr. Larry Spirgel Assistant Director

Mr. Joe Cascarano, Staff Accountant

Re:	SAExploration Holdings, Inc.

Item 4.02 Form 8-K

Filed August 20, 2013
File No. 001-35471

Gentlemen:

SAExploration Holdings, Inc. (the “Company”) does hereby submit correspondence relating to the Company’s responses to the comments of the staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter to the Company dated August 21, 2013, regarding the Current Report on Form 8-K filed by the Company with the Commission on August 20, 2013 (the “Original Filing”), as follows:

Form 8-K

Item 4.02

Comment:

1.	We note that you intend to file restated financial statements. Please tell us and disclose when you will file them.

Response:

At the time of the Original Filing, the Company was continuing to evaluate known errors as well as investigate whether additional cut-off errors existed. Accordingly, as of the date of the Original Filing, we were not certain of the exact timing of when we would file our restated financial statements. In the period since the filing of the Original Filing, we have reached a conclusion on our analysis and have filed an amendment to the Original Filing on the date hereof (the “Amendment”) restating the disclosure in Item 4.02 to specify the date on which we filed restated financial statements. For your convenience, we are enclosing a marked copy of the Item 4.02 disclosure contained in the Amendment to note the changes from the Original Filing.

Securities and Exchange Commission

August 27, 2013

Comment:

2.	Your disclosures provide little quantitative insight into the significance of your misstatements. Please amend your filing to disclose, at least, an estimated range of the amount of the errors you have discovered to date that resulted in your determination that your financial statements filed for the quarter ended March 31, 2013 should no longer be relied upon.

Response:

The Amendment restates the disclosure in Item 4.02 to specify an estimated amount of errors that we have discovered as of the date of the Original Filing that resulted in our determination that our financial statements filed for the quarter ended March 31, 2013 should no longer be relied upon. The enclosed marked copy of the Item 4.02 disclosure contained in the Amendment notes the changes from the Original Filing.

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to the above staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned (713-816-6392) with any questions or further comments you may have.

Very truly yours,

/s/ Brent Whiteley

Brent Whiteley
Chief Financial Officer and General Counsel

Enclosure

Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

(a) On August 19, 2013, the Company made a determination to restate its previously-filed interim financial statements for the quarter ended March 31, 2013, to correct misstatements in the accounting for certain of the Company's expenses~~.~~ as a result of errors in the accounting for liabilities relating to its operations in Papua New Guinea. The Company reached the determination to restate the financial statements for the quarter ended March 31, 2013, following management's discussion of the matter with the audit committee of the Company's board of directors, and management's and the audit committee's discussions with the Company's independent registered public accounting firm. In connection with that discussion, on August 19, 2013, the Company's management and audit committee determined that investors should not rely upon the Company's previously released financial statements for the first quarter of 2013.

The restatement results from information that came to the Company's attention in connection with the preparation and review of its Form 10-Q for the quarter ended June 30, 2013. ~~The Company is continuing to work to resolve questions associated with certain adjustments to direct operating expenses between the first and second quarters of 2013. Although the review is ongoing and additional items may need to be included in the restatement, certain adjustments have been~~Certain adjustments were identified relating to SAE's operations in Papua New Guinea~~. These adjustments will change~~, which changed the allocation of direct operating expenses between the first and second quarters of 2013. ~~SAE believes that these adjustments will~~At the time the decision was made to restate the financial statements, the Company believed that the adjustments would decrease ~~direct operating expenses for the~~ first quarter ~~of 2013.~~operating expenses by up to $1.3 million. Because of the time involved in restating its first quarter financial statements, the Company ~~will~~was not able to timely file its Quarterly Report Form 10-Q for the quarter ended June 30, 2013.

The Company's financial statements for the quarter ended March 31, 2013, were included in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 28, 2013, which incorporated such financial statements by reference to the Trio Merger Corp. proxy statement/information statement dated May 31, 2013, relating to the completion of the merger of the company formerly known as SAExploration Holdings, Inc. with and into a wholly-owned subsidiary of the Company. ~~The~~On August 27, 2013, the Company ~~will amend~~filed an amendment to that Form 8-K to reflect the restatement of those financial statements~~. It expects to file the first quarter amendment on Form 8-K/A and its Form 10-Q for the quarter ended June 30, 2013, as soon as possible~~.

In connection with the restatement, the Company is in the process of evaluating deficiencies in its internal control over financial reporting. As part of this evaluation, management may determine that a deficiency associated with the accounting for its Papua New Guinea operations constitutes a material weakness. The Company has begun taking immediate steps to remediate this potential deficiency and intends to take further action to remediate any other deficiencies that are identified as part of its evaluation of its internal control over financial reporting, which may include centralizing its accounting operations at one location.